PRICING SUPPLEMENT NO. 47                                         Rule 424(b)(3)
DATED: January 6, 2003                                        File No. 333-76894
(To Prospectus dated January 25, 2002,
and Prospectus Supplement dated January 25, 2002)

                                 $10,006,693,162
                         THE BEAR STEARNS COMPANIES INC.
                           MEDIUM-TERM NOTES, SERIES B

Principal Amount: $10,000,000    Floating Rate Notes [ ]  Book Entry Notes [x]

Original Issue Date: 1/17/2003   Fixed Rate Notes [x]     Certificated Notes [ ]

Maturity Date: 1/17/2023         CUSIP#:  073928YE7

Option to Extend Maturity:       No  [ ]
                                 Yes [ ] Final Maturity Date:

Minimum Denominations:           $1,000, increased in multiples of $1,000


                                              Optional            Optional
                         Redemption           Repayment           Repayment
   Redeemable On          Price(s)             Date(s)            Price(s)
   -------------         ----------           ---------           ---------
         *                   N/A                 N/A                 N/A
         +

Applicable Only to Fixed Rate Notes:
-----------------------------------

Interest Rate:  6.00%

Interest Payment Date(s):  **

Applicable Only to Floating Rate Notes:
--------------------------------------

Interest Rate Basis:                     Maximum Interest Rate:

[ ]   Commercial Paper Rate              Minimum Interest Rate:

[ ]   Federal Funds Effective Rate

[ ]   Federal Funds Open Rate            Interest Reset Date(s):

[ ]   Treasury Rate                      Interest Reset Period:

[ ]   LIBOR Reuters                      Interest Payment Date(s):

[ ]   LIBOR Telerate

[ ]   Prime Rate

[ ]   CMT Rate

Initial Interest Rate:                   Interest Payment Period:

Index Maturity:

Spread (plus or minus):

* Commencing January 17, 2007 and on the interest payment dates thereafter until Maturity, the Notes may be called in whole at par at the option of the Company on ten calendar days notice.

+ As described below under "Redemption Upon Death of a Beneficial Owner", the Notes may be redeemed at the option of a representative of the deceased beneficial owner at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to the redemption date.

** Commencing February 17, 2003 and on the 17th of each month thereafter until Maturity or until the Notes are called.

The distribution of Notes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.

                   Redemption Upon Death of a Beneficial Owner
                   -------------------------------------------

Unless the Notes have been declared due and payable before their Stated Maturity by reason of an Event of Default under the indenture, as more fully described in the Prospectus under "Description of Debt Securities - Events of Default", or have been previously redeemed or otherwise repaid, the personal representative or other person authorized to represent a deceased beneficial owner of Notes has the right to request redemption before the Stated Maturity of all or part of the deceased beneficial owner's interest in the Notes, and the Company will be obligated to redeem that portion of the Notes. "Personal representative or other person authorized to represent a deceased beneficial owner of Notes" means a person who has the right to sell, transfer or otherwise dispose of an interest in a Note and the right to receive the proceeds from the Note, as well as the interest and principal payable to the holder of the Note. However, during the period from January 17, 2005, through and including January 17, 2006 (the "initial period") and during any twelve month period that ends on and includes each subsequent January 17th (each, a "subsequent period"), the Company will not be obligated to redeem:

o on behalf of a deceased beneficial owner, any interest or interests in the Notes that in the aggregate exceeds $25,000 in principal amount, or

o interests in the Notes exceeding in aggregate principal amount two percent of the aggregate principal amount of the Notes offered by this Pricing Supplement for all representatives requesting redemption upon the death of beneficial owners (the "two percent aggregate limitation").

The Company may, at its option, redeem interests of any deceased beneficial owner in the Notes in the initial period or any subsequent period in excess of the $25,000 limitation. Any optional redemption by the Company of this kind, to the extent it exceeds the $25,000 limitation for any deceased beneficial owner, will not be included in the computation of the two percent aggregate limitation for redemption of the Notes for the initial period or any subsequent period. The Company may also, at its option, redeem interests of deceased beneficial owners in the Notes in the initial period or any subsequent period in an aggregate principal amount exceeding the two percent aggregate limitation. Any optional redemption by the Company of this kind, to the extent it exceeds the two percent aggregate limitation, will not reduce the aggregate limitation for the initial or any subsequent period. Upon any determination by the Company to redeem Notes in excess of the $25,000 limitation or the two percent aggregate limitation, Notes will be redeemed in the order of receipt of redemption requests by the Trustee.

A representative of a deceased beneficial owner may initiate a request for redemption at any time on and after January 17, 2005 and in any principal amount, as long as the principal amount is in integral multiples of $1,000. The representative must deliver its request to the participant through which the deceased beneficial owner owned an interest in the Notes. "Participant" means an institution that has an account with the depositary for the Notes, which in this case initially will be The Depository Trust Company. The request for redemption must be in form satisfactory to the participant and must be accompanied by evidence of the death of the beneficial owner, evidence of the authority of the representative satisfactory to the participant, any waivers, notices or certificates that may be required under applicable state or federal law and any other evidence of the right to the redemption that the participant requires. The request must specify the principal amount of the interest in the Notes to be redeemed, which amount must be in integral multiples of $1,000. Subject to the rules and arrangements applicable to the depositary, the participant will then need to deliver to the depositary a request for redemption substantially in the form attached as Appendix A to this Pricing Supplement. On receipt of a redemption request, the depositary will need to forward the request to the Trustee. The Trustee is required to maintain records with respect to redemption requests received by it, including the date of receipt, the name of the participant filing the redemption request and the status of each redemption request with respect to the $25,000 limitation and the two percent aggregate limitation. The Trustee will promptly file with the Company each redemption request it receives. The Company, the depositary and the Trustee:

o may conclusively assume, without independent investigation, that the statements contained in each redemption request are true and correct; and

o    will have no responsibility:

     o for reviewing any documents submitted to the participant by the representative or for determining whether the applicable decedent is in fact the beneficial owner of the interest in the Notes to be redeemed or is in fact deceased; and

     o for determining whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner.

In addition, the Company and the Trustee have no responsibility for the actions of the depositary or any participant, or any other financial institution through which any interest in the Notes may be held, with regard to redemption requests, including any failure to make, or any delay in making, such a request on the part of the depositary, any participant or any such other institution. Any representative wishing to request a redemption of Notes will need to contact the relevant participant through which the representative's interests in the Notes are held or, if those interests are held through a participant indirectly through an account at another financial institution, instruct that institution to contact the participant to make the necessary arrangements to ensure that the request is made in a proper and timely manner.

Subject to the $25,000 limitation and the two percent aggregate limitation, the Company will, after the death of any beneficial owner, redeem the interest of the beneficial owner in the Notes not less than 30 nor more than 60 days following its receipt of a redemption request from the Trustee. If redemption requests exceed the aggregate principal amount of interests in Notes required to be redeemed during the initial period or during any subsequent period, then excess redemption requests will be applied, in the order received by the Trustee, to successive subsequent periods, regardless of the number of subsequent periods required to redeem the interests. The Company may at any time notify the Trustee that it will redeem, on a date not less than 30 nor more than 60 days after the date of the notice, all or any lesser amount of Notes for which redemption requests have been received but that are not then eligible for redemption by reason of the $25,000 limitation or the two percent aggregate limitation. If the Company does so, Notes will be redeemed in the order of receipt of redemption requests by the Trustee.

The Company will pay 100% of the principal amount plus any unpaid interest accrued to (but excluding) the redemption date for the Notes it redeems in accordance with a redemption request of a representative of a deceased beneficial owner. Subject to arrangements with the depositary, payment for interests in the Notes to be redeemed will be made to the depositary in the aggregate principal amount specified in the redemption requests submitted to the Trustee by the depositary that are to be fulfilled in connection with the payment upon presentation of the Notes to the Trustee for redemption. The principal amount of any Notes acquired or redeemed by the Company other than by redemption at the option of any representative of a deceased beneficial owner under the procedures described in this Pricing Supplement will not be included in the computation of either the $25,000 limitation or the two percent aggregate limitation for the initial period or for any subsequent period.

An interest in a Note held in tenancy by the entirety, by joint tenancy or by tenants in common will be deemed to be held by a single beneficial owner, and the death of a tenant by the entirety, joint tenant or tenant in common will be deemed the death of a beneficial owner. The death of a person who, immediately prior to his or her death, was entitled to substantially all of the rights of a beneficial owner of an interest in the Notes will be deemed the death of the beneficial owner, regardless of the recordation of the interest on the records of the participant, if the decedent's rights are established to the satisfaction of the participant. Rights of this kind will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act, community property or other similar joint ownership arrangements, including individual retirement accounts or Keogh H.R. 10 plans maintained solely by or for the decedent or by or for the decedent and any spouse, and trust and certain other arrangements where one person has substantially all of the rights of a beneficial owner during that person's lifetime.

If a redemption request is presented on behalf of a deceased beneficial owner and has not been fulfilled at the time the Company gives notice of its election to redeem the Notes, the Notes that are the subject of the pending redemption request will be redeemed before any other Notes.

Any redemption request may be withdrawn by the person(s) presenting the request upon delivery of a written request for withdrawal given by the participant on behalf of the person(s) to the depositary and by the depositary to the trustee not less than 30 days before the redemption payment.

During any time in which the Notes are not represented by a global security and are issued in definitive form:

o all references in this Pricing Supplement to participants and the depositary, including the depositary's governing rules, regulations and procedures, will be deemed deleted;

o all determinations that the participants are required to make as described in this section will be made by the Company, including, without limitation, determining whether the applicable decedent is in fact the beneficial owner of the interest in the Notes to be redeemed or is in fact deceased and whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner; and

o    all redemption requests, to be effective, must

     o be delivered by the representative to the Trustee, with a copy to the Company;

     o if required by the Trustee and the Company, be in the form of the attached redemption request, with appropriate changes mutually agreed to by the Trustee and the Company to reflect the fact that the redemption request is being executed by a representative, including provision for signature guarantees; and

     o be accompanied by the Note that is the subject of the redemption request or, if applicable, a properly executed assignment or endorsement, in addition to all documents that are otherwise required to accompany a redemption request. If the record interest in the Note is held by a nominee of the deceased beneficial owner, a certificate or letter from the nominee attesting to the deceased's ownership of a beneficial interest in the Note must also be delivered.

                                                                      APPENDIX A

                           FORM OF REDEMPTION REQUEST

                         THE BEAR STEARNS COMPANIES INC.

                              6.00% Notes due 2023

                               CUSIP NO. 073928YE7

The undersigned, [_______________________] (the "Participant"), does hereby certify, pursuant to the provisions of the Indenture dated as of May 31, 1991, as amended, modified or supplemented from time to time (the "Indenture") by and between The Bear Stearns Companies Inc. (the "Issuer") and JPMorgan Chase Bank (formerly, The Chase Manhattan Bank), as trustee (the "Trustee"), to The Depository Trust Company (the "Depositary"), to the Issuer and to the Trustee that:

1.   [Name of deceased Beneficial Owner] is deceased.

2. [Name of deceased Beneficial Owner] had a $[_____] interest in the above-referenced Notes.

3. [Name of Representative] is [Beneficial Owner's personal representative/other person authorized to represent the estate of the Beneficial Owner/surviving joint tenant/surviving tenant by the entirety/trustee of a trust] of [Name of deceased Beneficial Owner] and has delivered to the undersigned a request for redemption in form satisfactory to the undersigned, requesting that $ [_____] principal amount of said Notes be redeemed in accordance with the Indenture. The documents accompanying such request, all of which are in proper form, are in all respects satisfactory to the undersigned and [Name of Representative] is entitled to have the Notes to which this redemption request relates redeemed.

4. The Participant holds the interest in the Notes with respect to which this redemption request is being made on behalf of [Name of deceased Beneficial Owner].

5. The Participant hereby certifies that it will indemnify and hold harmless the Depositary, the Trustee and the Issuer (including their respective officers, directors, agents, attorneys and employees), against all damages, loss, cost, expense (including reasonable attorneys' and accountants' fees), obligations, claims or liability incurred by the indemnified party or parties as a result of or in connection with the redemption of Notes to which this redemption request relates. The Participant will, at the request of the Issuer, forward to the Issuer a copy of the documents submitted by [name of Representative] in support of the request for redemption.

IN WITNESS WHEREOF, the undersigned has executed this redemption request as of [___ _, 20__].

[Participant Name]



By:_____________________________________
   Name:
   Title: